EXHIBIT 99.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), effective as of March 31, 2014 (the “Effective Date”), by and between Bovie Medical Corporation, a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the “Company”) and Jack McCarthy (hereinafter referred to as the “Executive”).

WITNESSETH:

WHEREAS, the Company agrees to employ the Executive and the Executive agrees to be employed by the Company on the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1) EMPLOYMENT OF EXECUTIVE: The Company hereby employs the Executive and the Executive hereby accepts employment with the Company, in each case pursuant to the terms and conditions of this Agreement.

2) DUTIES: The Executive shall be Chief Commercialization Officer of the Company and shall have the authority, functions, duties, powers and responsibilities normally associated with such position, and such other title, authority, functions, duties, powers and responsibilities as may be assigned to the Executive from time to time by the Chief Executive Officer and/or the Board of Directors of the Company (the “Board”) consistent with the Executive’s position with the Company. Executive shall report to the Chief Executive Officer. The Executive agrees to devote substantially all of his business time and efforts to the performance of his duties, except for customary vacations and reasonable absences due to illness or other incapacity as set forth herein, and to perform all of his duties to the best of his professional ability and comply with such reasonable policies, standards, and regulations of the Company as are from time to time established by the Board and are set forth in writing (provided that the Executive shall not be required to follow any policies, standards, and regulations which contradict the terms of this Agreement or seek to amend any of the provisions set forth herein). Without the prior written consent of the Board, Executive shall have no outside business activities that are competitive with or present a conflict of interest with the Company, or that would conflict or interfere with the performance of his duties hereunder. Notwithstanding the foregoing, nothing contained herein shall be construed so as to prohibit or prevent the Executive from engaging in charitable causes, sitting on the boards of directors of not-for-profit entities, or managing his and his family’s personal finances, so long as such activities do not conflict or interfere with the performance of his duties hereunder. Executive represents that he is not a party to any other agreement or understanding that would conflict or interfere with the performance of his duties hereunder.

3) TERM: The initial term of employment under this Agreement shall commence on the Effective Date and shall continue until March 31, 2016 (the “Initial Term”). On April 1, 2016, and on each April 1 thereafter, the term of this Agreement shall be automatically extended for an additional one (1) year term (each, a “Renewal Term”) unless either party provides written notice to the other party of its intention not to extend the Initial Term or Renewal Term, as applicable (which written notice must be delivered at least 60 days before the end of the Initial Term or Renewal Term, as the case may be, in order to be effective). The period from the Effective Date through the date this Agreement and the Executive’s employment hereunder is terminated in accordance with this Section 3 or 11 is referred to as the “Term.”

4) PLACE OF EMPLOYMENT: Executive’s principal work location shall be in the Purchase, New York area.

5) COMPENSATION: For all services rendered to the Company, the Executive agrees to accept as total compensation a sum computed as set forth in this section. All payments of compensation (whether under this Section 5 or under any other section of this Agreement) shall be subject to all applicable withholdings and deductions in accordance with applicable law and Company policies and procedures.

(a) Base Salary. The Company shall pay the Executive a base salary at the rate of Two Hundred Seventy Five Thousand Dollars ($275,000) per year (the “Base Salary”), in accordance with the customary payroll practices of the Company applicable to senior executives. During the Term, the Company’s Compensation Committee of the Board shall review the Base Salary and may provide for such increases (but not decreases) in Base Salary as it may, in its sole and exclusive discretion, deem appropriate.

(b) Automobile Allowance. During the Term, Executive shall receive an automobile allowance in the amount of Five Hundred Dollars ($500) per month.

(c) Annual Bonuses. During the Term, in addition to the Base Salary, for each fiscal year of the Company ending during the Term, the Executive shall have the opportunity to receive an annual bonus (each, a “Performance Bonus”) under an annual bonus plan to be established by the Board in consultation with the Executive prior to the end of May 2014 (the “Bonus Plan”). The target Performance Bonus for each fiscal year shall be One Hundred Thousand Dollars ($100,000) (the “Target Bonus”) with the actual Performance Bonus payable being determined in accordance with the Bonus Plan. In constructing the Company and individual performance objectives and the associated bonus payouts, the Compensation Committee will construct the Bonus Plan in such a way that bonus payments will scale commensurate with Company and individual performance with no predefined limit on bonus payouts. Nothing contained in the foregoing shall limit the Executive’s eligibility to receive any other bonus or incentive under any other bonus plan, stock option or equity–based plan, or other policy or program of the Company. Executive shall be entitled to a guaranteed minimum Performance Bonus for 2014 equal to the Target Bonus.

(d) Equity Awards.

i. General. Executive shall be eligible to participate in the equity-based incentive plans of the Company and may receive awards thereunder, as determined by the Compensation Committee from time to time and subject to the terms and conditions of such plans and any award agreement between the Company and Executive evidencing such awards.

ii. Sign-On Award. As of the Effective Date, pursuant to an option award agreement between the Company and the Executive that shall be delivered to the Executive promptly following the Effective Date (the “Award Agreement”) the Company shall grant to the Executive a non-qualified stock option (an “Option”) to purchase 213,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), which will represent, as of the date hereof, approximately one percent (1%) of the issued and outstanding shares of stock of the Company. The exercise price per share subject to the Option shall be equal to the closing price of a share of Common Stock on the Execution Date. The Option shall become exercisable with respect to 53,250 shares of Common Stock on each of the first four anniversaries of the Effective Date, but shall otherwise be subject to the terms and conditions of the Award Agreement. Subject to applicable securities laws, as determined by the Company and its counsel, the Executive shall be entitled to exercise the Option cashlessly and the Company shall register the stock subject to Option.

6) VACATION/SICK TIME: The Company agrees that the Executive shall be entitled to vacation time with full pay, of three (3) weeks (fifteen (15) working days), during each year of Executive's employment. The scheduling of any vacation shall be coordinated with the Company so that the staffing needs of the Company are met to the extent reasonable possible. The Executive shall be granted sick time in accordance with the policy outlined in the Company's policy manual then in effect from time to time.

7) REIMBURSEMENT OF BUSINESS EXPENSES: The Company agrees to pay, either directly or indirectly by payment to the Executive, for all of the Executive's reasonable entertainment, travel and other miscellaneous business expenses incurred by him in the performance of his services under this Agreement, in accordance with the Company’s policies regarding such reimbursements. The Executive shall be entitled, on each business related trip, to coach airline tickets on domestic travel and business class airline tickets on international travel, and a full size rental automobile. As a prerequisite to any payment or reimbursement by the Company for business expenses, the Executive shall submit receipts of all such expenses to the Company; and the Company's obligation to effect payment or reimbursement of such expenses shall be only to the extent of such receipts.

8) ADDITIONAL BENEFITS: The Executive and his dependents shall be eligible to participate in the Company’s medical and dental insurance plans in accordance with the terms and conditions of such plans. In addition to the foregoing, the Company agrees that it shall reimburse the Executive for the cost of his COBRA premiums which he may incur from and after the date hereof through the date that Executive is eligible to participate in the Company’s medical and dental insurance plans (such reimbursement to be made promptly following the provision of a request for same, together with any documentation reasonably requested by the Company). Further, the Company shall include the Executive on all insurance policies which cover the acts or omissions of the Company’s officers and/or directors.

9) COMPANY PROPERTY: The Executive understands and agrees that Company files, customer files, legal files, legal research files, form files, forms, examples, samples, and all briefs and memoranda, intellectual property and other work product or property, and all copies thereof (the “Company Property”) are the sole and exclusive property of the Company; and the same shall remain in the possession of the Company and shall constitute the property of the Company irrespective of who prepared the same. The Executive shall not remove, photocopy, photograph, or in any other manner duplicate or otherwise remove, any Company Property other than in the performance of his duties hereunder.

10) DISPOSITION OF PROPERTY UPON TERMINATION OF EMPLOYMENT: In the event the employment of the Executive with the Company is terminated, the Executive agrees and understands that all Company Property in his possession or control shall be promptly returned to the Company, and the Executive shall have no right, title or interest in the same.

11) TERMINATION OF EMPLOYMENT: The employment of the Executive may be terminated as follows:

(a) Termination upon Death or Disability. This Agreement and the Executive’s employment hereunder shall automatically terminate on the date on which the Executive dies or becomes permanently incapacitated. The Executive shall be deemed to have become “permanently incapacitated” on the date that is thirty (30) days after the Company has determined that the Executive has suffered a Permanent Incapacity (as defined below) and so notifies the Executive. For purposes of this Agreement, “Permanent Incapacity” shall mean that (i) the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) the Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income benefits for a period of 90 days under any long-term disability plan.

(b) Termination by the Company for Cause. The Company may terminate this Agreement and the Executive’s employment hereunder for Cause (as defined below), effective upon delivery of written notice (the “Termination Notice”) to the Executive given at any time during the Term (without any necessity for prior notice). For purposes of this Agreement, “Cause” shall mean the Executive’s: (1) conviction of any felony or any other crime involving dishonesty or moral turpitude, (2) commission of any act of fraud or dishonesty by the Executive, or theft of or maliciously intentional damage to the property of the Company or any of its subsidiaries or affiliates, (3) willful or intentional breach of Executive’s fiduciary duties to the Company, or (4) breach by Executive of any material provision of this Agreement. Prior to a termination by the Company of the Executive's employment for Cause under subsection (3) or (4) of this Section 11(b), the Executive shall first have an opportunity to cure or remedy such breach, provided that the breach is deemed curable by the Company, within twenty (20) days following the Termination Notice, or such longer period as is reasonable under the circumstances, and provided that Employee diligently pursues such cure within such twenty (20) day period, and if the same is cured or remedied within such period, such notice shall become null and void.

(c) Termination by the Company without Cause. The Company may terminate this Agreement and Executive’s employment hereunder without Cause, upon at least thirty (30) days prior written notice to the Executive, provided, however, that such termination may not be effective at any time during the initial six (6) months following the Effective Date.

(d) Termination by the Executive for Good Reason. The Executive may terminate this Agreement and Executive’s employment hereunder with Good Reason (as defined below). For purposes of this Agreement, “Good Reason” shall mean (i) the material reduction of the Executive’s title, authority, duties and responsibilities or the assignment to the Executive of duties materially inconsistent with the Executive’s position or positions with the Company; (ii) a change in the Executive’s principal work location without Executive’s consent to a location that is more than 25 miles from the Executive’s principal work location first established under Section 4 of this Agreement, or (iii) the Company’s material breach of this Agreement. Notwithstanding the foregoing, Good Reason shall not be deemed to exist unless (x) notice of termination on account thereof (specifying a termination date thirty (30) days from the date of such notice) is given no later than 60 days after the time at which the event or condition purportedly giving rise to Good Reason first occurs or arises, and (y) if there exists (without regard to this clause (y)) an event or condition that constitutes Good Reason, the Company shall have fifteen (15) days from the date notice of such a termination is given to cure such event or condition and, if the Company does so, such event or condition shall not constitute Good Reason hereunder. Notwithstanding the foregoing, in the event that a breach under this section involves the Company’s failure to timely pay any portion of the compensation owed to Executive hereunder, the Company shall have ten (10) days to cure from the date the Executive provides the Company with notice of such a breach. However, notwithstanding anything herein to the contrary, in the event of a good faith dispute between the Company and the Executive concerning compensation owed to the Executive, the cure period shall be extended as long as reasonably necessary to permit the parties to resolve the dispute.

(e) Termination by the Executive other than for Good Reason. The Executive may terminate this Agreement and Executive’s employment hereunder other than for Good Reason, provided that the Executive gives the Company no less than thirty (30) days prior written notice of such termination.

(f) Definition of Change of Control. For purposes of this Agreement, “Change of Control” shall mean the occurrence of any of the following:

(i) any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company;

(ii) any consolidation or merger of the Company into another corporation or entity where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, securities representing in the aggregate more than fifty percent (50%) of the combined voting power of all the outstanding securities of the surviving corporation (or of its ultimate parent corporation, if any).

(iii) the sale, lease or other transfer of all or substantially all of the Company’s assets to an independent, unaffiliated third party in a single transaction or a series of related transactions.

(iv) the date that a majority of the members of the Company’s Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s Board of Directors prior to the date of the appointment or election.

12) PAYMENTS UPON TERMINATION. Upon the termination, expiration or non-renewal of this Agreement as described below, the Company shall pay to the Executive the accrued but unpaid Base Salary and all reimbursements owed under this Agreement for expenses incurred prior to the date of such termination, expiration or non-renewal. In addition to the foregoing, upon the termination, expiration or non-renewal of this Agreement, the Executive shall receive the amounts and benefits set forth below so long as the Executive (x) executes a general release of claims in a form reasonably satisfactory to the Company (the “Release”) and the applicable revocation period with respect to such Release expires without the Executive having revoked the Release, in each case within thirty (30) days following the date of termination, expiration or non-renewal, and (y) does not breach any of the restrictive covenants in this Agreement (collectively, “Restrictive Covenants”). Subject to the foregoing, any cash payments to be made in accordance with this Section 12 will be made (or, in the event of continued payments, will commence) on the first payroll date following the end of the 30-day period described in the preceding sentence.

(a) Upon termination of this Agreement and Executive’s employment hereunder pursuant to Section 11(a) hereof, the Executive (or the Executive’s estate or beneficiaries in the case of the death of the Executive) (i) shall be entitled to receive (A) a pro rata bonus for the year of termination, determined by multiplying (I) the Performance Bonus that the Executive would have received under the Bonus Plan for such year had his employment continued by (II) a fraction, the numerator of which is the number of days employed during such year and the denominator of which is 365, (B) indemnification in accordance with any applicable indemnification plan, program, corporate governance document or other arrangement, and any vested rights pursuant to any insurance plan, benefit plan or retirement plan, and (C) treatment of the Option or other option grants in accordance with the terms of the applicable plan and award agreement, provided that the portion of the Option and options that was exercisable as of the Effective Date, and the portion of the Option that would have become exercisable on the next anniversary of the Effective Date following the date of termination, shall become and remain exercisable for a period of 12 months following the date of termination, and (ii) shall have no further rights to any other compensation or benefits hereunder, or any other rights.

(b) Upon termination of this Agreement and Executive’s employment hereunder by the Company for Cause pursuant to Section 11(b) hereof or by Executive other than for Good Reason pursuant to Section 11(e) hereof, the Executive (i) shall be entitled to (A) indemnification in accordance with any applicable indemnification plan, program, corporate governance document or other arrangement, and any vested rights pursuant to any insurance plan, benefit plan or retirement plan, and (B) in the case of the termination of the Executive’s employment by the Executive other than for Good Reason pursuant to Section 11(e) hereof, treatment of the Option or other option grants in accordance with the terms of the applicable plan and award agreement, provided that the portion of the Option that was exercisable as of the date of termination shall remain exercisable for a period of 3 months following the date of termination, and (ii) shall have no further rights to any other compensation or benefits hereunder, or any other rights hereunder.

(c) Upon termination of this Agreement by reason of the Executive’s non-renewal of the Term pursuant to Section 3 hereof, the provisions of Section 12(b) shall apply (including subsection 12(b)(i)(B)) and, so long as the Executive remains employed through the payment date therefor (unless the Executive is terminated by the Company prior to such payment date without Cause (as defined in this Agreement, notwithstanding the non-renewal of this Agreement)), the Executive shall also be eligible to receive a Performance Bonus calculated and determined in accordance with the Bonus Plan for the final year of the Term (and, for the avoidance of doubt, this provision shall remain in effect through such payment date, notwithstanding any such non-renewal).

(d) Upon termination of this Agreement and Executive’s employment hereunder (x) by the Company without Cause pursuant to Section 11(c) hereof, (y) by reason of the Company’s non-renewal of the Term pursuant to Section 3 hereof, or (z) by the Executive for Good Reason pursuant to Section 11(d) hereof, the Executive (or the Executive’s estate or beneficiaries in the case of the death of the Executive following the termination of Executive’s employment) (i) shall be entitled to receive (A) a pro rata bonus for the year of termination, determined by multiplying (I) the Performance Bonus that the Executive would have received under the Bonus Plan for such year had his employment continued by (II) a fraction, the numerator of which is the number of days employed during such year and the denominator of which is 365, (B) indemnification in accordance with any applicable indemnification plan, program, corporate governance document or other arrangement, and any vested rights pursuant to any insurance plan, benefit plan or retirement plan, (C) continued payment of his then Base Salary and monthly payments of one-twelfth (1/12th) of the Target Bonus, in each case for the 12-month period following the date of termination, expiration or non-renewal as described herein (D) reimbursement of the cost to the Executive of his COBRA premiums for the 12-month period following the date of termination, expiration or non-renewal as described herein, and (E) treatment of the Option or other option grants in accordance with the terms of the applicable plan and award agreement, provided that the portion of the Option that was exercisable as of the Effective Date, and the portion of the Option that would have become exercisable on the next anniversary of the Effective Date following the date of termination shall become and remain exercisable for a period of 12 months following the date of termination, and (ii) shall have no further rights to any other compensation or benefits hereunder, or any other rights hereunder.

(e) Upon termination of this Agreement and Executive’s employment hereunder by the Company without Cause pursuant to Section 11(c) hereof or by Executive for Good Reason pursuant to Section 11(d) hereof, in either case within three months prior to or 12 months following a Change of Control, the provisions of Section 12(d) shall apply, except that subsections 12(d)(i)(C) and (E) shall be deleted and replaced with the following: (C) receive a lump sum cash payment equal to two times the sum of Executive’s Base Salary and Target Bonus in effect immediately prior to any such termination, and (E) exercise 100% of the Option and any other option granted to the Executive that was outstanding immediately prior to the Change of Control, and such Option and options shall remain exercisable for a period of 3 months following the date of termination.

(f) Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due under this Agreement on account of amounts earned by Executive from any subsequent employment.

13) RESTRICTIVE COVENANTS.

(a) Noncompetition. Executive acknowledges and agrees that during the period of his employment with the Company and for the 12-month period following the termination of such employment, regardless of the reason for such termination and regardless whether this Agreement has terminated or expired (the “Restricted Period”), he shall not, directly or indirectly: (i) engage in, manage, operate, control, supervise, or participate in the management, operation, control or supervision of any business, entity or division that competes with any business of the Company or any of its subsidiaries (a “Competitor”) or serve as an employee, consultant or in any other capacity for a Competitor; (ii) have any ownership or financial interest, directly, or indirectly, in any Competitor including, without limitation, as an individual, partner, shareholder (other than as a shareholder of a publicly-owned corporation in which the Executive owns less than five percent (5%) of the outstanding shares of such corporation), officer, director, employee, principal, agent or consultant; or (iii) serve as a representative of any Competitor. Subject to the prior written consent of the Company (which consent shall not be unreasonably withheld), Executive shall not be prohibited from working for a noncompetitive part of a Competitor provided he does not provide any services, directly or indirectly, for the competitive part of the Competitor (including but not limited to supervising employees in the competitive part of any such Competitor).

(b) Non-Solicitation; No-Hire. Executive acknowledges and agrees that during the Restricted Period he shall not, directly or indirectly, other than in connection with carrying out his duties hereunder, (i) solicit or induce any employee or consultant of the Company (or any individual who was an employee or consultant of the Company at any time during the 6-month period preceding any such solicitation or inducement) to (A) terminate his or her employment or relationship with the Company, and/or (B) work for the Executive or any Competitor, or (ii) hire, or be involved in the process of any business, entity or division in hiring, any employee or consultant of the Company (or any individual who was an employee or consultant of the Company at any time during the 6-month period preceding any such hiring). Notwithstanding the foregoing, this Section 13(b) shall not apply to any employee or consultant whose relationship with the Company was involuntarily terminated by the Company.

(c) Non-Solicitation of Clients. Executive acknowledges and agrees that during the Restricted Period he shall not, directly or indirectly, solicit, take away or divert, or attempt to solicit, take away or divert, the business or patronage of any client or customer of the Company with the intention or for the purpose of providing services that compete with the services provided by the Company at the time of Executive’s termination or at any time during the Restricted Period.

(d) Disparaging Comments. Executive agrees not to make critical, negative or disparaging remarks about the Company or its management, business or employment practices; provided that nothing in this Section 13(d) shall be deemed to prevent the Executive from responding fully and accurately to any question, inquiry or request for information when required by applicable law or legal process, or to enforce this Agreement. The Company and its officers and directors shall not make critical, negative or disparaging remarks about the Executive; provided that nothing in this Section 13(d) shall be deemed to prevent the Company or its officers or directors from responding fully and accurately to any question, inquiry or request for information when required by applicable law or legal process, or to enforce this Agreement.

(e) Confidentiality. The Executive acknowledges and agrees that the Company’s business is highly competitive and that the Executive will be involved in and become aware of the Company’s trade secrets, materials, know-how (whether or not in writing), technology, product information and intellectual property belonging to the Company (“Trade Secrets”) and all confidential matters (whether available in written, electronic form or orally) relating to the Company and its business (including without limitation its strategies, models, business and marketing plans, pricing, sales and revenue information, financial performance, etc.), and personal and other confidential information relating to its owners, managers, investors, members, shareholders, executives, and employees (the “Confidential Information”), all of which has been developed at great investment of time and resources by the Company so as to engender substantial good will, and all of which are and will remain the exclusive property of the Company. Therefore, the Executive agrees that during the period of his employment with the Company and at all times thereafter, Executive shall not disclose, shall keep secret, shall retain in strictest confidence and shall not use for his benefit or the benefit of others, except in connection with the business and affairs of the Company, any Trade Secret or Confidential Information.

(f) Acknowledgement. Executive agrees and acknowledges that each restrictive covenant in this Section 13 is reasonable as to duration, terms and geographical area and that the same protects the legitimate interests of the Company, imposes no undue hardship on Executive, and is not injurious to the public.

14) INJUNCTIVE RELIEF. The Executive agrees that the precise value of the covenants in Sections 13 are so difficult to evaluate that no accurate measure of liquidated damages could possibly be established and that, in the event of a breach or threatened breach of such provisions, the Company shall be entitled to temporary and permanent injunctive relief (without the position of a bond or other security) restraining Executive from such breach or threatened breach. In the event that any of the covenants made in Section 13 shall be more restrictive than permitted by applicable law, such covenant shall be interpreted to be as restrictive as otherwise allowed under applicable law.

15) ARBITRATION. Other than any request for injunctive relief by the Company under Section 14, any and all controversies, claims, or disputes (each, a “Dispute”) between the Executive (or his heirs, beneficiaries, estate, executors or other legal representatives, as applicable) and the Company arising out of, relating to, or resulting from this Agreement, the Executive’s employment with the Company, or the termination of the Executive’s employment with the Company, shall be resolved through binding arbitration to be held in New York City, New York, and administered by the American Arbitration Association (“AAA”) in accordance with its National Rules for the Resolution of Employment Disputes (the “Rules”). Except as provided by this Agreement and by the Rules, including any provisional relief offered therein, arbitration will be the sole, exclusive and final remedy for any Dispute. Accordingly, except as provided for by the Rules, neither party will be permitted to pursue court action regarding claims that are subject to arbitration under this Section 15. Notwithstanding the foregoing, this Agreement does not prohibit the Executive from pursuing an administrative claim with a local, state or federal administrative body such as the Equal Employment Opportunity Commission or the workers’ compensation board. This Agreement does, however, preclude the Executive from pursuing court action regarding any such claim.

16) INDEMNIFICATION: During and after the Term, the Company shall indemnify the Executive to the maximum extent permitted by any applicable agreement, arrangement or corporate governance document of the Company or, in the event no such agreement, arrangement or document exists, to the maximum extent permitted by applicable law, in either case against all liabilities, losses, damages and expenses actually and reasonably incurred by the Executive in connection with any claim or proceeding arising out of, or relating to, his services for the Company (including, without limitation, reasonable attorney fees) (“Losses”) other than (i) Losses arising out of, or relating to, the Executive’s gross negligence, willful misconduct, fraud, illegal actions, self-dealing, or dishonesty, (ii) any claim or proceeding by the Company against the Executive, or (iii) any claim or proceeding by the Executive against the Company.

17) NOTICES: Any notice required or permitted to be given pursuant to the provisions of this shall be sufficient if in writing, and if personally delivered tot he party to be notified or if sent by registered or certified mail to said party at the following addresses:

If to the Company:	Bovie Medical Corporation 5115 Ulmerton Road Clearwater, FL 33760 Attn: J. Robert Saron, President

With a copy to:	Ruskin Moscou Faltischek, P.C. 1425 RXR Plaza East Tower, 15th Floor Uniondale, New York 11556 Attn: Adam P. Silvers, Esq.

With a copy to:	Morrison Cohen LLP 909 Third Avenue New York, NY 10022 Attn: David A. Scherl, Esq.

If to the Executive:	Jack McCarthy 23 Rinaldo Road Fort Salonga, NY 11768

With a copy to:	Garfunkel Wild, P.C. 111 Great Neck Road Great Neck, NY 10021 Attn: Michael Keane, Esq.

18) SEVERABILITY: In the event any portion of this Agreement is held to be invalid or unenforceable, the invalid or unenforceable portion or provision shall not affect any other provision hereof and this Agreement shall be construed and enforced as if the invalid provision had not been included.

19) BINDING EFFECT: This Agreement shall inure to the benefit of and shall be binding upon the Company and upon any person, firm or corporation with which the Company may be merged or consolidated or which may acquire all or substantially all of the Company's assets through sale, lease, liquidation or otherwise. The rights and benefits of Executive are personal to him and no such rights or benefits shall be subject to assignment or transfer by Executive.

20) GOVERNING LAW: This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, without regard to its conflict of laws provisions.

21) ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior agreement; and there are no other agreements between the parties with respect to the subject matter contained herein except as set forth herein.

22) AMENDMENT AND MODIFICATION: All terms, conditions and provisions of this Agreement shall remain in full force and effect unless modified, changed, altered or amended, in writing, executed by both parties.

23) SECTION 280G. Notwithstanding anything in this Agreement to the contrary, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a Change of Control or the termination of Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits being hereinafter referred to as the “Total Payments”) would not be deductible (in whole or part) by the Company as a result of Section 280G of the Code, then, to the extent necessary to make such portion of the Total Payments deductible (and after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in any such other plan, arrangement or agreement), the portion of the Total Payments that do not constitute deferred compensation within the meaning of Section 409A of the Code shall first be reduced (if necessary, to zero), and all other Total Payments shall thereafter be reduced (if necessary, to zero), with cash payments being reduced before non-cash payments, and payments to be paid last being reduced first; provided, however, that such reduction shall only be made if the amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is greater than or equal to the amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of the excise tax imposed under Section 4999 of the Code on such unreduced Total Payments). It is possible that, after the determinations and selections made pursuant to this Section 23, the Executive will receive Total Payments that are, in the aggregate, either more or less than the amount properly determined under this Section 23 (hereafter referred to as an “Excess Payment” or “Underpayment”, as applicable). If it is established, pursuant to a final determination of a court or an Internal Revenue Service proceeding that has been finally and conclusively resolved, that an Excess Payment has been made, then Executive shall promptly repay the Excess Payment to the Company, together with interest on the Excess Payment at the applicable federal rate (as defined in Section 1274(d) of the Code) from the date of Executive’s receipt of such Excess Payment until the date of such repayment. In the event that it is determined by a court or by the accounting firm which was, immediately prior to the Change in Control, the Company's independent auditor, upon request of either party, that an Underpayment has occurred, the Company shall promptly pay an amount equal to the Underpayment to Executive (but in any event within ten (10) days of such determination), together with interest on such amount at the applicable federal rate from the date such amount would have been paid to the Executive had the provisions of this Section 23 not been applied until the date of payment.

24) SECTION 409A. This Agreement is intended to comply with or be exempt from Section 409A of the Code and will be interpreted, administered and operated in a manner consistent with that intent. Notwithstanding anything herein to the contrary, if at the time of the Executive’s separation from service with the Company he is a “specified employee” as defined in Section 409A of the Code (and the regulations thereunder) and any payments or benefits otherwise payable hereunder as a result of such separation from service are subject to Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six months following the Executive’s separation from service with the Company (or the earliest date as is permitted under Section 409A of the Code), and the Company will pay any such delayed amounts in a lump sum at such time. If any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due to the Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to the Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. References to “termination of employment” and similar terms used in this Agreement are intended to refer to “separation from service” within the meaning of Section 409A of the Code to the extent necessary to comply with Section 409A of the Code. Whenever a payment under this Agreement may be paid within a specified period, the actual date of payment within the specified period shall be within the sole discretion of the Company. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. Any provision in this Agreement providing for any right of offset or set-off by the Company shall not permit any offset or set-off against payments of “non-qualified deferred compensation” for purposes of Section 409A of the Code or other amounts or payments to the extent that such offset or set-off would result in any violation of Section 409A or adverse tax consequences to the Executive under Section 409A.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the date(s) set forth below (“Execution Date”).

____________________________________________	Date: _______________________
Jack McCarthy

Bovie Medical Corporation

____________________________________________	Date: _______________________
By: Robert Gershon Title: Chief Executive Officer